UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On October 28, 2025, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors in a brokered private placement (the “Private Placement”) of (i) 17,370,909 Class A ordinary shares, par value $0.00001 per share (each, a “Class A Ordinary Share”), and/or prefunded warrants in lieu of Class A Ordinary Shares (the “Prefunded Warrants”), and (ii) 17,370,909 Class A Ordinary Share Purchase Warrants to purchase Class A Ordinary Shares (the “Ordinary Warrants”). The Class A Ordinary Shares (and/or Prefunded Warrants) will be issued together with the Ordinary Warrants. The purchase price for each Class A Ordinary Share and accompanying Ordinary Warrant is $1.375. The purchase price for each Pre-Funded Warrant and accompanying Ordinary Warrant is US$1.3749, which equals the purchase price of a Class A Ordinary Share and Ordinary Warrant, less the US$0.0001 exercise price of the Pre-Funded Warrant.

Each Pre-funded Warrant is immediately exercisable upon issuance to acquire one Class A Ordinary Share for US$0.0001 until fully exercised. Each Ordinary Warrant is immediately exercisable upon issuance to purchase one Class A Ordinary Share for US$1.50 per share and will expire on the fifth anniversary of its issuance. The exercise price of the Pre-funded Warrants and Ordinary Warrants are subject to customary adjustments for stock splits, recapitalizations, reorganizations and similar transactions.

The Private Placement is expected to close on or about October 30, 2025, subject to the satisfaction of customary closing conditions set forth in the Purchase Agreement.

The gross proceeds of the Private Placement are expected to be approximately $23,885,000, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for general working capital and other general corporate purposes.

In connection with the Private Placement, the Company also entered into a Placement Agency Agreement, dated October 28, 2025 (the “Placement Agency Agreement”), with Dominari Securities LLC, Revere Securities LLC, and Pacific Century Securities, LLC (collectively, the “Placement Agents”), pursuant to which Dominari Securities LLC, Revere Securities LLC and Pacific Century Securities are acting as co-placement agents for the Offering. As compensation for their services, the Company has agreed to pay the Placement Agents a cash fee equal to eight percent (8%) of the aggregate gross proceeds of the Private Placement and to issue to the Placement Agents (or their designees) non-callable warrants (the “Placement Agent Warrants”) exercisable for an aggregate of 1,389,673 Class A Ordinary Shares (representing 8% of the number of Class A Ordinary Shares and/or Prefunded Warrants sold in the Private Placement) at an exercise price of $1.375 per share, subject to customary adjustments for stock splits, recapitalizations, reorganizations and similar transactions. The Placement Agent Warrants will be issued at closing and will be immediately exercisable upon issuance and expire on the fifth anniversary date of issuance. In addition, the Company has also agreed to pay the Placement Agents a cash fee equal to eight percent (8%) of the gross proceeds received by the Company from the cash exercise of the Ordinary Warrants.

The Company also entered into a Registration Rights Agreement with the Purchasers and the Placement Agents, pursuant to which the Company will file a registration statement on Form F-1 (or other suitable form) with the U.S. Securities and Exchange Commission within seven (7) business days following the closing of the Private Placement to register the resale of the Class A Ordinary Shares and the shares underlying the Pre-Funded Warrants, the Ordinary Warrants, and the Placement Agent Warrants.

In connection with the Private Placement, each officer and director of the Company and shareholder beneficially owning ten percent (10%) or more of the Company’s outstanding Class A Ordinary Shares will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which they agree not to sell, transfer or otherwise dispose of any their Class A Ordinary Shares (or any securities convertible into, exercisable for, or exchangeable for Class A Ordinary Shares for a period of one hundred eighty (180) days following the later of the closing date or effective date of the Registration Statement filed pursuant to the Registration Rights Agreement.

The securities to be issued and sold by the Company in the Private Placement, including the underlying Class A Ordinary Shares, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

The foregoing summaries of the Ordinary Warrant, Pre-funded Warrant, Securities Purchase Agreement, Registration Rights Agreement, Placement Agency Agreement and Lock-Up Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 4.1, 4.2, 10.1, 10.2, 10.3 and 10.4, respectively to this Current Report on Form 6-K and are incorporated herein by reference.

The Company issued a press release announcing the Private Placement, which is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

Exhibit No.	Description
4.1	Form of Class A Ordinary Share Purchase Warrant
4.2	Form of Prefunded Warrant
10.1	Securities Purchase Agreement
10.2	Registration Rights Agreement
10.3	Placement Agency Agreement
10.4	Form of Lock-Up Agreement
99.1	Press Release dated October 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: October 29, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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